UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Kewaunee Scientific Corporation
(Name of Issuer)

Common Stock, $2.50 Par Value
(Title of Class of Securities)

492854104
(CUSIP Number)

Peter H. Kamin 2720 Donald Ross Road, #311 Palm Beach Gardens, FL 33410
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 12, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	492854104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Peter H. Kamin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
176,674 (1)
	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
176,674 (1)
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
176,674 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.3% (2)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1)	Includes 48,511 shares of Common Stock held by the Peter H. Kamin Revocable Trust dated February 2003, of which Peter H. Kamin (“Kamin”) is the sole trustee, 32,710 shares of Common Stock held by the Peter H. Kamin Childrens Trust dated March 1997 of which Kamin is the trustee, and 9,778 shares of Common Stock held by 3K Limited Partnership, of which Kamin is the General Partner.
(2)	Calculated based on 2,789,893 shares of Common Stock issued and outstanding as of March 8, 2022.

Item 1.	Security and Issuer

This statement relates to shares of the Common Stock, $2.50 par value (the “Shares”), of Kewaunee Scientific Corporation., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 2700 West Front Street, Statesville, NC 28677.

Item 2.	Identity and Background
(a)	The person filing this statement is Peter H. Kamin (“Kamin”)
(b)	The address of the principal place of business of the Reporting Person is 2720 Donald Ross Road, Unit #311, Palm Beach Gardens, FL 33410.
(c)	The principal occupation of the Reporting Person is investing.
(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding.
(e)	The Reporting Person described herein has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.
(f)	The Reporting Person is a citizen of the United States of America.
Item 3.	Source and Amount of Funds or Other Considerations

All of the Shares held by the Reporting Person to which this Statement relates were purchased using the personal funds of the Reporting Person in open market purchases. The aggregate amount of funds used for the purchase of the securities held by the Reporting Person reported herein was approximately $2,163,000 excluding commissions.

Item 4.	Purpose of Transaction

The Reporting Person purchased the Shares based on the Reporting Person’s belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Person, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Person may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Person may deem advisable.

The Reporting Person does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Person intends to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Person’s investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer
(a)	The Reporting Person beneficially owns 176,674 shares of Common Stock, which represents approximately 6.3% of the Company’s outstanding shares of Common Stock.

The percentage ownership of shares of Common Stock set forth in this Schedule 13D is based on the 2,789,893 shares of Common Stock reported to be outstanding as of March 8, 2022 by the Company in its Form 10-Q as filed with Securities and Exchange Commission.

(b)	Peter H. Kamin has the sole voting power and sole dispositive power with respect to all of the shares of Common Stock held by the Reporting Person.
(c)	Not Applicable
(d)	Not Applicable
(e)	Not Applicable
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None

Item 7.	Material to Be Filed as Exhibits

Appendix 1 Reflects Transactions in the Shares of the Issuer in the last 60 days

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 16, 2022
Dated
/s/ Peter H. Kamin
Signature
Peter H. Kamin
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Appendix 1

Date	Type of Activity	Type of Security	Shares	Price of Security (1)
3/4/22	Open Market Purchase	Common Stock	2,571	$14.24
3/7/22	Open Market Purchase	Common Stock	448	$14.21
3/9/22	Open Market Purchase	Common Stock	1,875	$14.20
3/10/22	Open Market Purchase	Common Stock	14,073	$14.00
3/11/22	Open Market Purchase	Common Stock	6,783	$14.00
3/31/22	Open Market Purchase	Common Stock	2,516	$14.21
5/12/22	Open Market Purchase	Common Stock	1,687	$13.93

_____________

(1) represents average purchase price